MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT MAY 7, 2009 (unless otherwise stated) FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
JUNE 11, 2009

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies being made by the management of Augusta Resource Corporation (the "Corporation") for use at the Annual General and Special Meeting of the Corporation’s shareholders (the "Meeting") to be held on Monday, June 11, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named as proxyholder in the accompanying form of proxy are the Chief Executive Officer (“CEO”) and the VP Administration of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF OR POSTPONEMENT THEREOF, HAS THE RIGHT TO DO SO, BY INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER VALID FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a

Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to service companies such as Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Management Proxy Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Corporation’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Proxy Circular, the accompanying form of proxy and Notice of Annual Meeting of Shareholders are to registered shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

If, however, direction is not made in respect of any matter, the proxy will be voted as recommended by management of the Corporation.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of the Corporation have set May 7, 2009 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting.

As at the Record Date, there were a total of 92,151,261 common shares (the "common shares") outstanding. Each common share entitles the shareholder(s) thereof to one vote for each common share shown as registered in the shareholders' name on the record date. Only shareholders of record holding common shares at the close of business who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Corporation, the following shareholders of the Corporation beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation as of the close of business on May 7, 2009:

	Number of Shares	Percentage of
Name	Beneficially Owned	Issued Shares
Richard W. Warke	9,892,129	10.74%
Kestrel Holdings Ltd.	9,950,500	10.80%

ANNUAL FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2008, together with the report of the Corporation’s auditors thereon, which were filed on SEDAR at www.sedar.com on March 25, 2009, will be presented to the Corporation’s shareholders at the Meeting.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except with respect to grants of stock options pursuant to the proposed amendments to the Corporation’s stock option plan and potential issuance of securities under the proposed restricted share unit and restricted share plan described under “Particulars of Other Matters to be Acted Upon – Amendments to the Stock Option Plan” and “Particulars of Other Matters to be Acted Upon – Approval of the Restricted Share Unit and Restricted Share Plan”.

ELECTION OF DIRECTORS

There are currently eight directors of the Corporation. The present term of office of each of these eight directors will expire immediately prior to the election of directors at the Meeting. It is proposed that the eight persons named below be nominated for election as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of the Corporation or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the ByLaws of the Corporation or with the provisions of the Canada Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the date he was first appointed as a director of the Corporation and the number of common shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date Record Date.

Name, Province/State and Country of Residence	Position with the Corporation and Principal Occupation During the Past Five Years (1)	Date First Appointed as Director	Number of common shares beneficially owned or over which control or direction is exercised (2)
Timothy C. Baker ON, Canada

Director of the Corporation; Executive VP and Chief Operating Officer of Kinross Gold Corporation since June 2006. Executive General Manager of Placer Dome Chile from January 2005 to June 2006. From July 2003 to December 2004 he was Managing Director, Placer Dome Tanzania.

		Sept. 11, 2008	Nil
Donald B. Clark BC, Canada	VP Administration and Director of the Corporation; CFO of the Corporation between June 2004 and August 2006; President and Director of Ventana Gold Corporation since March 2006; President and CEO of Wildcat Silver Corporation between February 2006 and July 2008; Director of Wildcat since February 2006. Director of Sargold Resource Corporation from May 1998 to October 2007; CFO of Sargold from May 2004 to August 2006.	Feb. 1, 1996	5,078,934
Gil Clausen CO, USA	President, CEO and Director of the Corporation; Executive Vice President of Washington Group International, Inc., providers of integrated engineering, construction, and management solutions, between 2001 to March 2005.	Mar. 28, 2005	195,500
W. Durand Eppler (3) (4) (5) CO, USA	Lead Director of the Corporation; Founding partner of New World Advisors, LLC (since August 2004) and Sierra Partners, LLC (since May 2005), CEO and Director of Coal International, Plc. between July 2005 and August 2008.	Jun. 15, 2005	20,000
Christopher M.H. Jennings (4) (5) Cayman Islands, BWI	Director of the Corporation; Non-Executive Chairman of SouthernEra Diamonds Inc., between 1992 to 2007, Director of Southern Platinum Corp., a September 2004 to June 2005; President and CEO of SouthernEra Resources Limited between April 1992 to April 2001.	Apr. 15, 2002	173,000
Michael A. Steeves (3) (4) BC, Canada	Director of the Corporation; President and Chief Operating Officer and Director of Zazu Metals Corporation since November 2007. Consultant to the base metal industry between August 2005 to November 2007. Vice President Investor Relations of Glamis Gold Ltd., a mining company, between June 2002 and August 2005.	Jun.8, 1999	16,000
Robert P. Wares (3) (5) QC, Canada	Director of the Corporation; Executive Vice President and Chief Operating Officer of Osisko Mining Ltd. since early 2006; President of Osisko from September 1998 to early 2006.	Apr. 26, 1999	Nil

Name, Province/State and Country of Residence	Position with the Corporation and Principal Occupation During the Past Five Years (1)	Date First Appointed as Director	Number of common shares beneficially owned or over which control or direction is exercised (2)
Richard W. Warke BC, Canada	Executive Chairman of the Corporation; President of the Corporation between April 1999 to April 2005; Chairman and CEO of Ventana Gold Corp. since July 2998. Chairman of Wildcat Silver Corporation since July 2008. CEO and Chairman of Sargold Resource Corporation, between May 1998 to October 2007 and President between May 1998 to December 2006.	Feb. 1, 1996	9,892,129(6)

(1)

The information as to country of residence and principal occupation of the directors has been furnished by the respective directors, individually. The directors listed may be directors of other reporting issuers. Details with respect to other directorships is provided under the heading entitled “Statement of Corporate Governance Practices” of the Corporation.

(2)

The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Nominating and Corporate Governance Committee.
(6)

9,677,625 are held by Augusta Capital Corporation, a company 100% beneficially owned by Richard W. Warke and 125,837 are held by Augusta Capital (US) Corporation, a company 100% beneficially owned by Richard W. Warke.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except for as provided below, no proposed director of the Corporation is, as at the date of this Management Proxy Circular, or was within 10 years before the date of this Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation), that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Donald Clark, Michael Steeves, and Robert Wares, directors of the Corporation, are and were at the time the order was issued, directors of Wildcat.

Cybercom Systems Inc. (“Cybercom”) was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the above resulted from its inability to pay filing fees associated with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. Richard Warke, Executive Chairman of the Corporation and Donald Clark, VP Administration of the Corporation, are and were at the time the order was issued directors of Cybercom.

Bankruptcies

No proposed director of the Corporation, is or has been within the 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including the Corporation) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its.

No proposed director of the Corporation is or has within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. Ernst & Young LLP were first appointed auditors of the Corporation on January 5, 2006. Prior to appointing Ernst & Young LLP, Deloitte & Touche LLP served as the auditors of the Corporation. Deloitte & Touche LLP were first appointed auditors of the Corporation in 1998.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reconfirmation of the Existing Option Plan

At the Meeting, shareholders will be asked to pass a resolution re-confirming the Corporation’s existing Stock Option Plan dated May 3, 2004, as amended and restated June 1, 2007 (the “Option Plan”) as set out below. Pursuant to the policies of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's security holders every three years after the institution of the arrangement. Regardless of whether or not the resolution is passed at the Meeting, all previously allocated options will continue unaffected. Furthermore, if the resolution is not passed at the Meeting, all previously granted options will not be available for re-allocation if they are cancelled prior to exercise or if they expire unexercised.

The Resolution

At the Meeting, shareholders will be asked to consider and vote upon the following resolution to reconfirm the unallocated options under the Option Plan:

RESOLVED THAT:

(a)	all unallocated options under the Stock Option Plan be and are hereby approved until June 11, 2012;

(b)

the Corporation have the ability to continue granting options under the Stock Option Plan until June 11, 2012, that is until the date that is three (3) years from the date where shareholder approval is being sought; and

(c)

any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such person, in such person’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions.”

If presented at the Meeting, Management of the Corporation recommends that shareholders vote FOR the foregoing resolutions, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

Amendments to Stock Option Plan

Based upon recommendations by the Compensation Committee, the Corporation proposes to amend and restate the Option Plan. A copy of the proposed amended and restated Stock Option Plan (the “New Option Plan”) is attached to this Management Proxy Circular as Exhibit “B”, with the proposed principal amendments summarized below. For a summary of the terms of the existing Option Plan, please refer to the section entitled “Statement of Executive Compensation – Stock Option Plan”, below. In this section, capitalized terms not otherwise defined herein shall have the meanings given to them in the New Option Plan.

Purpose of the Amendments

The New Option Plan is designed primarily to provide for clarification of certain matters and give additional flexibility and certainty to the board of directors (the “Board”) and the Compensation Committee in administering New Option Plan. Additionally, the amendments reflect recent guidelines (the “TSX Guidelines”) published by the Toronto Stock Exchange (“TSX”) with respect to security-based compensation arrangements such as stock option plans.

Principal Amendments

Definition of Change in Control

The definition of change in control in the New Option Plan includes as a change in control any situation where individuals who were elected by the shareholders to constitute the Board at the beginning of any one year term cease for any reason in that year to constitute more than 50% of the Board, in addition to the circumstances previously included under the Option Plan, as described below under “Statement of Executive Compensation – Stock Option Plan”.

Ceasing to be a Director, Officer, Employee or Consultant

The New Option Plan specifies that where an Optionee ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries for any reason other than death, otherwise specified in an option agreement, the Optionee may only exercise vested options held by that Optionee within thirty days after the date on which the Optionee ceases to be a director, officer, employee or consultant. The thirty day period may be extended by the Board, but in no case can the Optionee exercise such options after the expiry of the Option Period relating to such options. An Optionee can only exercise options to the extent that the Optionee was entitled to exercise such options at the date on which he or she ceased to be a director, officer, employee or consultant of the Corporation.

The New Option Plan does not change the provisions relating to immediate cancellation of Options held by any Optionee who ceased to be a director of the Corporation as a result of ceasing to meet the required qualifications of a director or a because of a special resolution having been passed by the shareholders to remove such director or any Optionee who was terminated for cause or where an order of the British Columbia Securities Commission, the TSX, or any applicable regulatory authority orders that an Optionee cease to be a director or employee of the Corporation

Amendments to the New Option Plan and Outstanding Options

The New Option Plan provides that the Board may, subject to TSX or regulatory approval where required, amend the terms of the New Option Plan or any outstanding option without obtaining shareholder approval, including in the circumstances set out below, provided that, in the case of any option, no such amendment or revision may, without the consent of the optionee, materially decrease the rights or benefits accruing to such optionee or materially increase the obligations of such optionee (this second part remains consistent with the existing Option Plan). Those circumstances are as follows:

a.	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b.

to correct any defect, supply any information or reconcile any inconsistency in the New Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the New Option Plan;

c.	a change to, including the acceleration of, the vesting provisions of any option or the New Option Plan;

d.	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Corporation is subject;

e.	a change to the termination provisions of an option which does not result in an extension beyond the original option period;

f.	in the case of any option, the substitution of another award for the same or different type;

g.	in the case of any option, such amendments or revisions pursuant to the adjustment provisions of the New Option Plan;

h.	amendments to the definition of change of control for the purposes of the New Option Plan;

i.	the addition of a cashless exercise feature, payable in cash or securities of the Corporation; and

j.	a change to the class of eligible persons that may participate under the New Option Plan.

In all other circumstances, the Corporation will be required to obtain the approval of shareholders before making any other amendments to the New Option Plan. The purpose of this amendment is to provide the Board and the Corporation with certainty as to the requirements of obtaining shareholder approval when proposing amendments to the New Option Plan or any option. In addition, this proposed amendment is also consistent with the TSX Guidelines which now requires that a security-based compensation arrangement specifically provide for those circumstances where security holder approval is not required for certain amendments to an option plan or option.

Miscellaneous Matters

In addition to the foregoing proposed amendments, the Corporation proposes to make a number of administrative, drafting and housekeeping changes.

The Resolution

At the Meeting, shareholders will be asked to consider and vote upon the following resolution to approve amendments to the Option Plan:

“RESOLVED THAT:

(1)

the Stock Option Plan, in the form attached as Exhibit “B” to the Management Proxy Circular of the Corporation dated as of May 11, 2009 and as summarized and described in the Management Proxy Circular, is hereby approved with an effective date of June 11, 2009;

(2)

any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such person, in such person’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions.”

Management of the Corporation recommends that shareholders vote FOR the foregoing resolutions, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

Approval of Restricted Share Unit and Restricted Share Plan

Based upon recommendations by the Compensation Committee, the Board, at its meeting on May 11, 2009, unanimously adopted a Restricted Share Unit and Restricted Share Plan (the “RSU Plan”). A copy of the proposed RSU Plan is attached to this Management Proxy Circular as Exhibit “C”, with the principal terms summarized below.

The adoption of the RSU Plan by the Board has been conditionally approved by the TSX, however, under the TSX’s rules, the Corporation’s shareholders must approve the RSU Plan. In this section, capitalized terms not otherwise defined herein shall have the meanings given to them in the RSU Plan.

Purposes of the Plan

The purposes of the RSU Plan are to promote further alignment of interests between designated participants and the shareholders of the Corporation, to provide a compensation system for designated participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term and to allow designated participants to participate in the success of the Corporation over the medium term.

Description of the RSU Plan

Pursuant to the RSU Plan, the Board may grant Restricted Share Units (each, an “RSU”) or Restricted Shares to designated participants who are directors, officers, employees or consultants of the Corporation or an affiliate of the Corporation, in consideration of such persons providing their services to the Corporation or its affiliate.

The RSUs granted to designated participants have a value based on the market value common shares of the Corporation, which market value is the volume weighted average trading price of the common shares for the five trading days immediately preceding the relevant date (calculated by dividing the total value of the common shares traded on the TSX for the five trading days by the total volume of common shares traded on the TSX for such five trading days). When cash dividends are paid on the common shares, additional RSUs of equivalent value are credited to the designated participant’s RSU account. RSUs are can be redeemed for either cash or common shares, or a combination of both, at the end of each performance period upon achievement by the designated participant of certain target milestones established by the Board at the time of the original RSU grant, which may include vesting based on length of service. Holders of RSUs are not entitled to any rights of a shareholder of the Corporation with respect to the common shares underlying any such RSUs.

The Restricted Shares granted to designated participants under the RSU Plan are subject to the designated participant meeting certain target milestones within the restricted period determined by the Board at the time of the Restricted Share grant, which may include vesting based on length of service. Until the expiry of the restricted period, a holder of Restricted Shares is entitled to all rights as a shareholder of the Corporation in respect of such Restricted Shares, including voting rights and dividend entitlement, but the Restricted Shares may not be transferred and may be cancelled or terminated in certain circumstances under the terms of the RSU Plan.

The RSU Plan authorizes the Board to grant RSUs and Restricted Shares to designated participants on the following terms:

(1)

The aggregate number of common shares that may be issued upon the redemption of RSUs granted under the RSU Plan and the number of Restricted Shares subject to a restricted period issued under the RSU Plan shall not at any time, when taken together with any common shares issuable under any other security based compensation arrangement of the Corporation either then in effect or proposed, including the Option Plan or the New Option Plan, as applicable, exceed 10% of the issued and outstanding common shares of the Corporation from time to time on a non-diluted basis.

As of the date of this Circular, 8,475,800 Options to purchase 8,475,800 common shares (representing 9.2% of the issued and outstanding common shares as of the date hereof) are issued and outstanding under the Option Plan, leaving an aggregate of 739,326 common shares (representing 0.8% of the issued and outstanding common shares as of the date hereof) available for future grants pursuant to all security based compensation arrangements of the Corporation. As of the date of this Circular, no RSUs or Restricted Shares have been granted under the RSU Plan.

(2)

The maximum number of Shares issuable to Insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares and the maximum number of Shares issued to Insiders of the Corporation, within any 12 month period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of issued and outstanding Shares, both on a non-diluted basis. If any RSU or Restricted Share is cancelled for any reason the Shares reserved for issuance in respect of such RSUs or subject to a restricted period with respect to such Restricted Shares will become available again for the purposes of the Plan.

(3)

RSUs credited to the designated participant’s account and Restricted Shares granted under the RSU Plan from time to time vest based upon the designated participant’s performance toward the target milestones as specified by the Board at the time of grant. If a designated participant dies, retires or suffers a disability preventing him from carrying out his employment, is terminated without cause during a performance period or is a director who ceases to be a director and is not or is no longer an employee of the Corporation, and the designated participant’s target milestones have not been met, and the designated participant’s performance toward the target milestones can be objectively measured, or cannot be objectively measured but the Board considers that it can nevertheless measure such performance, the RSUs (including dividend equivalent RSUs) credited to the designated participant’s account or Restricted Shares granted shall vest in accordance with the proportional achievement by the designated participant of the target milestones, as determined by the Board, acting reasonably.

(4)

Notwithstanding paragraph 3, RSUs or Restricted Shares will vest in accordance with the terms and conditions of any applicable employment or consulting agreement between the Corporation or an affiliate of the Corporation and a designated participant.

(5)

If a designated participant is terminated for cause or resigns prior to the end of a performance period in respect of any RSUs granted or a restricted period in respect of any Restricted Shares granted, the designated participant is not entitled to any cash payment or treasury common shares on account of RSUs or Restricted Shares relating to such performance period or restricted period in which such designated participant’s employment terminates, and all outstanding RSUs or Restricted Shares shall be cancelled.

(6)

In the event of a change in control of the Corporation, as defined in the RSU Plan, subject to TSX or any other required regulatory approvals, if a designated participant’s employment is terminated by the Corporation for any reason (other than Cause) within 6 months following such Change in Control, then, notwithstanding the achievement or non-achievement of the Target Milestones set forth in a Restricted Share Unit Acknowledgement or Restricted Share Grant Letter, all of the RSUs or Restricted Shares held by such Designated Participant shall be deemed hereunder to have been vested on the Termination Date.

(7)	With respect to the grant of RSUs under the RSU Plan:

a.

unless the Board specifies a shorter period, the performance period applicable to a grant of RSUs commences on the January 1 coincident with or immediately preceding the grant and ends on December 31 of the third year following the calendar year in which such RSUs were granted, and in no case shall the performance period be longer than the period set out above.

b.

RSUs (including dividend equivalent RSUs) credited to the designated participant’s account from time to time are denominated in common shares of the Corporation. The market value of RSUs and common shares is the volume weighted average trading price of the common shares for the five trading days immediately preceding the relevant date (calculated by dividing the total value of the common shares traded on the TSX for the five trading days by the total volume of common shares traded on the TSX for such five trading days).

c.

whenever cash dividends are paid on the common shares of the Corporation, additional RSUs will be credited to RSU accounts of designated participant’s holding RSUs. The number of such dividend equivalent RSUs will be calculated by dividing the amount of cash dividends that would have been payable if such RSUs had been common shares as at the record date for the dividend by the market value on the trading day immediately preceding the date on which the common shares began trading on an ex-dividend basis, rounded down to the next whole number of RSUs. No fractional RSUs will be issued. The market value of RSUs and common shares is the volume weighted average trading price of the common shares for the five trading days immediately preceding the relevant date (calculated by dividing the total value of the common shares traded on the TSX for the five trading days by the total volume of common shares traded on the TSX for such five trading days); and

d.

vested RSUs credited to the designated participant’s account shall be redeemed on the last day of the performance period as provided herein (or such earlier date in the case of vested RSUs that are redeemable immediately upon the achievement of target milestones). The RSUs are redeemable in cash equal to the market value of vested RSUs, in treasury common shares equal to the number of vested RSUs or in any combination of cash or treasury common shares, at the sole discretion of the Board.

(8)	With respect to Restricted Shares granted under the RSU Plan:

a.

unless otherwise specified by the Board to be a shorter period, the restricted period in respect of any Restricted Share shall commence on the date of the grant of such Restricted Share and end on the third anniversary of such date; and

	b.	upon the vesting of a designated participant’s Restricted Shares, such Restricted Shares become unrestricted and are no longer subject to the terms of the RSU Plan.

(9)

Subject to the restrictions noted in paragraph 11, below, and to regulatory and TSX approval, where required, the Board may amend the terms of the RSU Plan or any RSU or Restricted Share without shareholder approval, including in the following circumstances, provided that no such amendment or revision may materially decrease the rights or benefits accruing or materially increase the obligations of a designated participant without the consent of such designated participant:

	a.	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b.

to correct any defect, supply any information or reconcile any inconsistency in the RSU Plan in such a manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the RSU Plan;

	c.	in the case of any granted RSU or Restricted Share, amend, including the acceleration of, the vesting provisions, the target milestones, the performance period or the restricted Period;

	d.	in the case of any granted RSU or Restricted Share, substitute another award for the same or different type or make such adjustments contemplated under the RSU Plan;

	e.	amend the eligibility requirements of designated participants which would have the potential of broadening or increasing insider participation; and

	f.	amendments to reflect any changes in requirements of any regulatory authority or stock exchange to which the Corporation is subject.

(10)	Subject to regulatory and TSX approval, where required, the Board may, from time to time, suspend or terminate the RSU Plan in whole or in part

(11)	Shareholder approval is required to amend the RSU Plan to:

	a.	to amend the RSU Plan to increase the number of shares reserved for issuance under the RSU Plan; or

b.

amend RSUs granted under the RSU Plan to extend the performance period beyond the original expiration date for the benefit of insiders of the Corporation, except in circumstances where the Corporation has imposed a trading black-out, as described in paragraph 13.

(12)

The RSUs and Restricted Shares are not transferable or assignable other than by will or pursuant to the laws of succession, except that the designated participant may, subject to Board approval, assign RSUs or Restricted Shares granted under the RSU Plan to a trustee, custodian or administrator acting on behalf of or for the benefit of the designated participant, a personal holding corporation, partnership, trust or other entity controlled by the designated participant or a registered retirement income fund or registered retirement savings plan of the designated participant.

(13)

If a performance period ends or a restricted period expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the RSU Plan, the performance period shall end or the restricted period expire, as applicable, 10 business days after the trading black-out period is lifted by the Corporation.

(14)	No financial assistance is available to designated participants under the RSU Plan.

The Resolution

Shareholders will be asked at the meeting to consider and, if considered advisable, to adopt the following resolution to approve the RSU Plan described above:

“RESOLVED THAT:

(15)

the Restricted Share Unit and Restricted Share Plan for Designated Participants of Augusta Resource Corporation and its Affiliates in the form attached as Exhibit “C” to the Management Proxy Circular of the Corporation dated as of May 11, 2009 and as summarized and described in the Management Proxy Circular, is hereby approved with an effective date of June 11, 2009;

(16)

any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such person, in such person’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions.”

Management of the Corporation recommends that shareholders vote FOR the foregoing resolutions, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s CEO, CFO and to the three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recent fiscal year, provided that disclosure is not required for an executive officer whose total salary does not exceed $150,000 (the “Named Executive Officer(s)” or “NEO(s)”). During the fiscal year ended December 31, 2008, the Corporation’s NEOs were: Richard W. Warke (Executive Chairman), Gil Clausen (President and CEO), Raghunath Reddy (Senior Vice President and CFO), Rod Pace (Vice President Operations), and James A. Sturgess (Vice President Sustainable Development). Salaries and bonuses relating to Gil Clausen, Raghunath Reddy, Rod Pace and James Sturgess were paid in US dollars by the Corporation’s wholly owned US subsidiary Rosemont Copper Company. In this Management Proxy Circular, all dollar values are reported in Canadian dollars unless otherwise indicated.

The Compensation Committee is responsible for reviewing and recommending compensation arrangements for the Corporation’s executive officers including any short and long term incentive programs. The Compensation Committee is comprised of three independent directors Christopher M. H. Jennings (Chairman), Michael A. Steeves, and W. Durand Eppler. Director’s that are not employees of the Corporation and independent of the Corporation’s management are considered independent (the “Independent Directors”). Of the eight directors of the Corporation the following five are Independent Directors: Timothy C. Baker, W. Durand (Randy) Eppler, Christopher M. H. Jennings, Michael A. Steeves, and Robert P. Wares. See “Statement of Corporation Governance Practices – Board of Directors” for more information on the independence status of the Board.

In consultation with the CEO and based upon his input and recommendations the Compensation Committee reviews and approves on an annual basis the evaluation process and various elements of compensation for the Corporation’s executive officers.

In reviewing the compensation arrangements of the Corporation’s executive officers the Compensation Committee considers the following objectives:

  Fairness to shareholders and investors
  Remaining market competitive so as to attract and retain capable and experienced personnel
  Recognizing and rewarding performance consistent with the success of the Corporation’s business

Elements of Compensation

The compensation for the Corporation’s executive officers is currently comprised of three elements: base salary, short-term incentive program (“STIP”), which is comprised of a bonus, and long-term incentive program (“LTIP”) which is comprised of the Option Plan. The RSU Plan, if approved by the shareholders will form part of the Corporation’s LTIP. The Corporation’s compensation structure is designed to be fair, reward performance and be competitive with the compensation arrangements of other companies of similar size and scope in the industry. When required and if thought necessary the Compensation Committee has the authority to consult a third party to assess the competitiveness of the Corporation’s compensation program.

In late 2007 the Compensation Committee retained 3XCD Inc. (“3XCD”) as consultant to provide assistance in establishing the fairness and adequacy of the compensation for the Corporation’s Board and senior executives including the NEOs. Upon review of the report completed by 3XCD, and to bring the Corporation’s compensation program in line with the its peer group, the Compensation Committee recommended, and the Board approved, effective January 1, 2008, an increase to the base salary of its executive officers, adoption of a STIP and an increase in the Board fees paid to the Independent Directors (details of Board fees are under “Director Compensation”). 3XCD completed a benchmarking and internal equity analysis to determine external (peer group) benchmarks and appropriate internal equity ranges for other executives (189 companies) with Augusta. Some companies referenced in the analysis include Apex Silver Mines Ltd., Breakwater Resources Ltd., Capstone Mining Corp. Chariot Resources Ltd., Constellation Copper Corp. Corriente Resources Inc., Frontera Copper Corp., General Moly Inc., Mercator Minerals Ltd., Northern Dynasty Mineral Ltd., Peru Copper Inc., Quadra Mining Ltd., Revett Minerals Inc. This comparative group of companies were selected based on a number of different factors such as company size, market capitalization, cash flow per share, earnings per share, quality of resources and company location. The analysis provided 3XCD with a basis to determine appropriate executive base salaries for Augusta’s executive officers in relation to the President and CEO’s proposed salary for 2008.

Base Salary

Base salary for the Corporation’s executive officers is set in line with each executive’s responsibility, performance assessment and career experience. To ensure that the Corporation will continue to attract and retain qualified and experienced executives, base salaries are reviewed annually by the CEO and the Compensation Committee and adjusted to ensure that they remain at or above the median for comparable companies.

Short Term Incentive Program (STIP)

Upon the completion of the analysis undertaken by 3XCD as noted above, 3XCD recommended that the Corporation move from fixed contracts to a more equitable base salary and bonus opportunity structure for its executives by including a short-term incentive plan (STIP). In 2008 the Board, on the recommendation of the Compensation Committee approved and authorized the adoption of a STIP. The STIP is intended to motivate and award executives for the achievement of short term goals and contribution to the business during the past year. The Compensation Committee determines STIP payments based on a percentage of the executive’s salary, and a combination of individual and the Corporation’s performance. For each executive officer, targets and objectives are determined at the beginning of the year and the results of these efforts are reviewed at the end of the year to judge the executive’s performance and bonus earned. The Compensation Committee also reviews the growth and development of the Corporation over the year and any specific initiatives taken during the period to promote the growth and progress of the Corporation and the enhancement of shareholder value. In addition, the Compensation Committee considers performance targets, quantitative and qualitative measures in determining an executive’s total remuneration and may retain the services of independent compensation consultants to assist in the assessment. Compensation for the Corporation’s CEO is established in the same manner as for other executive officers and is weighted more against the Corporation’s performance as a whole.

The following details the design of the STIP:

  The STIP has a maximum payout opportunity above target performance for over-achieving target performance;
  The STIP has a target performance payout for hitting target;
  The STIP has a threshold target for just missing target performance; and
  The STIP has a minimum payout of 0% of base salary for missing threshold performance.

This type of payout curve is important as it allows the Corporation to manage the cost of the STIP and ensure that targets are being met before payout is made and is typical with most executive STIPs in Canada and the US.

The table below sets forth the percentage attributed to STIP payout as a percentage of the NEO’s base salary on meeting target performance for the year ending December 31, 2008. Elements of STIP may include personal, operational and corporate financial objectives.

Position in Organization	STIP Payout (1) as Percentage of Base Salary on Meeting Target Performance
Gil Clausen, President and CEO	65%
Richard Warke, Executive Chairman	65%
Raghunath Reddy, Senior VP and CFO	30%
Rod Pace, VP Operations	35%
James Sturgess, VP Sustainable Development	30%

(1)Ultimately at the discretion of the Compensation Committee

As you move down the organization the percentage attributed to personal objectives increases. As you move into business units and down the organizational ladder operational objectives become more significant. Corporate financial performance is most heavily weighted at the senior levels in the organization.

Long Term Incentive Compensation

Stock Options

The Corporation’s long term incentive plan is currently comprised of incentive stock option grants pursuant to its Stock Option Plan dated May 3, 2004, as amended and restated June 1, 2007 (the “Option Plan”). The purpose of the Plan is to provide an incentive to the Corporation’s directors, senior officers, employees and consultants to continue their involvement with the Corporation, to increase their efforts on the Corporation’s behalf and to attract qualified new directors, senior officers and employees. Pursuant to the Option Plan, the Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to the directors, senior officers, employees and consultants of the Corporation.

The Option Plan reflects the policies of the TSX and general securities laws and was approved by the shareholders of the Corporation at the Corporation’s annual meeting held on June 1, 2007. The Option Plan is a “rolling” stock option plan under which options may be granted to a maximum of 10% of the issued capital of the Corporation at the time of the grant of the stock option. A summary of the Option Plan is provided below. Under the policies of the TSX, if the Corporation wishes to make certain amendments to the Option Plan it must obtain shareholder approval. As noted above, the Compensation Committee and the Board are recommending certain amendments to the Option Plan as described above under “Particulars of Other Matters to be Acted Upon – Amendments to the Stock Option Plan”.

The Option Plan

The purpose of the Option Plan is to attract and retain superior directors, officers, employees, consultants and other persons or companies engaged to provide ongoing services to the Corporation and to provide incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation. The Option Plan is administered by the Corporation’s Corporate Secretary. The Board has full and final discretion to interpret the provisions of the Option Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Option Plan.

Pursuant to the Option Plan, the number of authorized but unissued common shares that may be issued upon the exercise of options granted under the Option Plan (“Options”) at any time plus the number of common shares reserved for issuance under any other equity based compensation plan of the Corporation shall not exceed 10% of the issued and outstanding common shares on a non-diluted basis, and such aggregate number of common shares shall increase or decrease as the number of issued and outstanding common shares changes. As of the date hereof 8,475,800 Options to purchase 8,475,800 common shares (representing approximately 9.2% of the issued and outstanding common shares as of the date hereof) are issued and outstanding under the Option Plan, leaving an aggregate of 739,326 common shares (representing 0.8% of the issued and outstanding common shares as of the date hereof) available for future grants pursuant to all security based compensation arrangements of the Corporation.

The Option Plan provides that the Board of directors may from time to time grant Options to acquire common shares to directors, officers, employees and consultants of the Corporation or its subsidiaries. Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option granted under the Option Plan entitles the holder to one Common Share. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board of directors on the date of the grant, which price may not be less than the “Market Price” of the common shares. Market Price is defined under the Option Plan as the last closing price of the common shares on the Exchange before the date of grant.

Pursuant to the Option Plan the expiry date of Options may not exceed the later of (i) a maximum of ten (10) years from the date of the grant, and (ii) if such expiry date falls during a time when a “blackout period” is in effect then the expiry date shall be ten (10) days following the lifting of the blackout period. The Board also has the authority to determine the vesting conditions of the Options, if any, and certain other terms and conditions of Options. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

Also, under the Option Plan, subject to the policies of the TSX the number of common shares (i) issued to Insiders upon the exercise of Options in any 12 month period, and (ii) reserved for issuance upon the exercise of Options granted to Insiders at any time, or when combined with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding common shares.

An optionee whose employment is terminated for any reason other than cause or death will have between 30 and 90 days (as specified in the applicable Stock Option Agreement) from the date of termination to exercise any options that had vested as of the termination date, under the existing Option Plan. In the event of the death of an optionee, the optionee’s legal representative will have one year from the date of the optionee’s death to exercise any options that had vested on the date of the optionee’s death. In the even that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.

In the event of a change of control, the Option Plan provides that:

(a)

all outstanding Options with an exercise price equal to or less than the Market Price (as defined therein) on the day immediately prior to the announcement of the event giving rise to the change in control shall become immediately exercisable and the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee; and

(b)

all holders of outstanding Options with an exercise price greater than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall be entitled to receive and shall accept, immediately prior to or concurrently with the change in control, either of the following in consideration for the surrender of the Options, which consideration shall be determined by the Board of directors in its sole discretion:

	(i)	the fair value thereof, if any, determined in accordance with the Black Scholes Option Pricing Model; or

(ii)

options of the acquiring person exercisable for the kind and amount of shares or other securities or property of the acquiring person that the Optionee would have been entitled to receive if such Optionee was the holder of the number of common shares to which such Optionee was entitled upon exercise of Options.

Under the Option Plan a “change in control” occurs when:

(iii)

Any person (which includes an individual, partnership, company corporation, unincorporated association, syndicate or organization, trust, trustee, executor, administrator or other legal representative), alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then- outstanding securities generally entitled to vote for the election of directors (“Voting Shares”) of the Corporation or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

(iv)

the Corporation is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation or such person into which the Voting Shares of the Corporation is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such transaction;

(v)

the capital of the Corporation is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such reorganization; or

(vi)

the Corporation sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more that twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation immediately prior to such transaction.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part without shareholder approval. Pursuant to TSX requirements, shareholder approval (excluding votes of insiders of the Corporation) will be required for, among other things amendments to the Option Plan that involve a reduction in the exercise price of Options or an extension of the expiry date of Options. Certain changes to the powers of the Board to amend the Option Plan are being proposed, as described above under “Particulars of Other Matters to be Acted Upon – Amendments to the Stock Option Plan”.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return for Cdn$100 invested in the Corporation’s common shares on December 31, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index for the five most recently completed financial years of the Corporation.

During the past 5 years the Corporation’s cumulative total shareholder return was 540%. This is a direct result of the efforts of the Corporation senior executives and employees. Since acquiring the Rosemont copper property in Arizona in June 2005 the Corporation has made advancements in exploration and development. These advancements were only possible upon hiring of additional staff, both at the executive and operational levels. As a result, total compensation over the five period and particularly in the last three years is higher. The drop in the Corporation’s share price as seen in latter part of 2008 is as a result of the global economic crisis which had a similar impact on companies in the Corporation’s peer group.

The following table sets forth all annual and long-term compensation awarded, paid to or earned for services in all capacities to the Corporation for the fiscal year ended December 31, 2008 for each NEO of the Corporation:

Summary Compensation Table

Name and principal position	Year	Salary(1) ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation(4) ($)	Total compensation ($)
					Annual incentive plans(3)	Long- term incentive plans
Gil Clausen(8) CEO	2008 2007 2006	354,400 261,880 262,330	N/A N/A N/A	384,994 153,202 374,298	230,360 265,034 266,584	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	969,754 680,116 814,405
Richard Warke(8) Executive Chairman	2008 2007 2006	218,000 166,000 157,400	N/A N/A N/A	312,806 132,775 299,438	141,700 134,400 160,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	672,506 433,175 616,838
Raghu Reddy(5) Senior VP and CFO	2008 2007 2006	196,581 18,274(6) N/A	N/A N/A N/A	258,066 253,677 N/A	58,974 0 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	496,176 271,951 N/A
Rod Pace(7) VP Operations	2008 2007 2006	204,888 N/A N/A	N/A N/A N/A	409,982 N/A N/A	71,711 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	686,581 N/A N/A
James Sturgess VP Sustainable Development	2008 2007 2006	193,813 158,341 146,715	N/A N/A N/A	240,621 76,601 262,009	58,144 57,236 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	492,578 292,178 408,724

(1)

Salary amounts for Messrs. Clausen, Reddy, Pace and Sturgess were paid in US dollars (USD). For the purposes of this table the salaries for these individuals were converted to Canadian dollars (CAD) using the following conversion for the years indicated: 2008 annual average CAD/USD exchange rate of $1.1075, 2007 annual average CAD/USD exchange rate of $1.0741, 2006 annual average CAD/USD exchange rate of $1.1344.

(2)

The fair value of the option based awards to Messrs. Warke, Clausen, Reddy and Sturgess was calculated using the following assumptions – a 5 year average expected life, a 64.83% annualized volatility and a 3.01% risk-free interest rate. The fair value of the option based award to Mr. Pace was calculated using the following assumptions – a 3.5 years expected life, a 65.82% annualized volatility and a 4.09% risk-free interest rate. Both of these methods assume no dividends will be paid. The Corporation uses the Black Scholes pricing model which is the industry standard for valuing stock options.

(3)

Amounts indicated were earned for the year indicated but paid in the following year. In the case of Messrs. Warke and Clausen the 2008 amounts have been accrued and are outstanding as at the date of this Management Proxy Circular.

(4)

Perquisites and other personal benefits that are generally available to all employees such as a health plan and that are in aggregate less than $50,000 or less than 10% of the total annual salary for the financial year for the NEO are not reported.

(5)	Mr. Reddy was appointed Senior Vice President and CFO on December 1, 2008.
(6)	Mr. Reddy was hired on November 26, 2007.
(7)	Mr. Pace was hired effective January 1, 2008.
(8)	Messrs. Clausen and Warke are also Directors of the Corporation but do not receive compensation for their role as a director.

NEO Employment Agreements

The Corporation has entered into an employment agreement with each NEO for an indefinite term. Each contract provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), grant of stock options, vacation time and various standard benefits including life, disability, medical, dental and reimbursement of reasonable expenses. In addition, Gil Clausen’s employment agreement provides for a bonus of up 100% of base salary and automobile expenses. Richard W. Warke’s employment agreement provides for a bonus of up 100%, of base salary automobile expenses and club membership fees. The payment of a bonus in accordance with the Corporation’s STIP and the grant of stock options in accordance with the Corporation’s LTIP is tied to corporate, operational and individual performance and is at the discretion of the Compensation Committee upon the recommendation of the CEO. Refer to the Summary Compensation table under “Statement of Executive Compensation” for compensation paid to, earned by or accrued for each NEO for fiscal 2008.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financing year. During the year ending 2008 and prior years the only type of award granted to the Corporation’s NEOs has been incentive stock options.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
	Unexercisable	Exercisable
Gil Clausen CEO	160,000 100,000 83,334 137,500 0	Nil 50,000 166,666 412,500 450,000	$4.25 $2.12 $2.07 $1.56 $2.05	Sep. 11, 2018 Mar. 2, 2012 Apr. 11, 2011 Aug. 22, 2010 Mar. 28, 2010	$0 $0 $0 $0 $0	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Richard Warke Executive Chairman	130,000 86,667 66,667 157,500	Nil 43,333 133,333 472,500	$4.25 $2.12 $2.07 $1.56	Sep. 11, 2018 Mar 2, 2012 Apr. 11, 2011 Aug. 22, 2010	$0 $0 $0 $0	N/A N/A N/A N/A	N/A N/A N/A N/A
Raghu Reddy Senior VP and CFO	25,000 100,000 100,000	0 0 50,000	$1.13 $4.25 $3.61	Dec. 3, 2018 Sep. 11, 2018 Nov 26, 2012	$0 $0 $0	N/A N/A N/A	N/A N/A N/A
Rod Pace VP Operations	200,000	0	$4.10	Jan. 4, 2013	$0	N/A	N/A
James Sturgess VP Sustainable Development	100,000 50,000 58,334 0	0 25,000 116,666 132,500	$4.25 $2.12 $2.07 $1.55	Sep. 11, 2018 Mar 2, 2012 Apr. 11, 2011 Sept. 28, 2010	$0 $0 $0 $0	N/A N/A N/A N/A	N/A N/A N/A N/A

(1)	There were no options in-the-money on December 31, 2008 as the price of the Corporation’s shares on the TSX was $0.54 on December 31, 2008.

Incentive Plan awards – value vested or earned during the year

The following table sets forth, for each NEO, the value of all incentive plan awards issued during the year ending December 31, 2008:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Gil Clausen CEO	727,916	N/A	230,360
Richard Warke Executive Chairman	652,417	N/A	141,700
Raghu Reddy(5) Senior VP and CFO	Nil	N/A	58,974
Rod Pace VP Operations	Nil	N/A	71,711
James Sturgess VP Sustainable Development	135,916	N/A	58,144

(1)	Amounts have been calculated based on the difference between the market price of Augusta’s common shares on the TSX and the exercise price of the option on the vesting date.
(2)	The Corporation did not grant any share based awards during the year ending December 31, 2008 or in prior years.
(3)

Amounts indicated were earned for the year ending December 31, 2008 but paid in 2009. Amounts indicated for Messrs. Clausen and Warke have been accrued and are outstanding as at the date of this Management Information Circular.

Pension Plan Benefits

The Corporation does not provide retirement benefits for its directors or executive officers.

Termination and Change of Control Benefits

The following describes the arrangements in place with respect to remuneration payable to each NEO of the Corporation in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control. Capitalized terms not otherwise defined herein shall have the meanings ascribed in the respective employment agreements:

(1)

In the event of termination by the Corporation without Cause or by the employee for Good Reason, the Corporation shall pay, at the time of such termination, a lump sum cash amount to each NEO as follows:

Gil Clausen President & CEO	Three (3) times the base salary and the target bonus in effect immediately preceding such termination;
Richard W. Warke Executive Chairman	Two (2) times the base salary and the target bonus in effect immediately preceding such termination;
Raghunath Reddy Sr. Vice President and CFO	Two (2) times the base salary in effect immediately preceding such termination;
Rod Pace Vice President Operations	One and one-half (1.5) times the base salary in effect immediately preceding such termination;
Jamie Sturgess Vice President Sustainable Development	One and one-half (1.5) times the base salary in effect immediately preceding such termination;

In addition, all non-vested stock options granted to the NEO shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

(2)

In the event that the NEO should resign for Good Reason or the Corporation should terminate his employment without Cause within six months after a Change of Control, the Corporation shall compensate the NEO with a lump sum cash amount as follows:

Gil Clausen President & CEO	Four (4) times the base salary and the target bonus in effect immediately preceding such termination;
Richard W. Warke Executive Chairman	Three (3) times the base salary and target bonus in effect immediately preceding such termination;
Raghunath Reddy Sr. Vice President and CFO	Two (2) times the base salary in effect immediately preceding such termination;
Rod Pace Vice President Operations	One and one-half (1.5) times the base salary in effect immediately preceding such termination;
Jamie Sturgess Vice President Sustainable Development	One and one-half (1.5) times the base salary in effect immediately preceding such termination;

In addition, all non-vested stock options granted to the executive shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

Estimated Payment on Termination without Cause or by NEO for Good Reason

The following table provides detail regarding the estimated incremental payments from the Corporation to each NEO on termination without cause or by the NEO for Good Reason, assuming a triggering event occurred on December 31, 2008.

	Multiple	Base Salary Value(1) ($)	Bonus Value ($)	Equity Grant Value (2) ($)	Total
Gil Clausen CEO	3	1,175,616	764,150	Nil	1,939,766
Richard Warke Executive Chairman	2	436,000	283,400	Nil	719,400
Raghu Reddy(5) Senior VP and CFO	2	434,733	65,210	Nil	499,943
Rod Pace VP Operations	1.5	339,827	79,293	Nil	419,120
James Sturgess VP Sustainable Development	1.5	321,458	64,292	Nil	385,750

(1)	Amounts for Messrs. Clausen, Reddy, Pace and Sturgess have been converted from USD to CAD based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of $1.2246.
(2)	Equity value is not impacted by the applicable multiple. At December 31, 2008 no options were in the money.
(3)	Bonus value has been calculated using the fiscal 2008 STIP percentages for meeting target performance.

Estimated Payment on a Change of Control

The following table provides detail regarding the estimated payments from the Corporation to each NEO on termination of a change of control, assuming a triggering event occurred on December 31, 2008.

	Multiple	Base Salary Value(1) ($)	Bonus Value(3) ($)	Equity Grant Value(2) ($)	Total
Gil Clausen CEO	4	1,567,488	1,018,867	Nil	2,586,355
Richard Warke Executive Chairman	3	654,000	425,100	Nil	1,079,100
Raghu Reddy(5) Senior VP and CFO	2	434,733	65,210	Nil	499,943
Rod Pace VP Operations	1.5	339,827	79,293	Nil	419,120
James Sturgess VP Sustainable Development	1.5	321,458	64,292	Nil	385,750

(1)	Amounts for Messrs. Clausen, Reddy, Pace and Sturgess have been converted from USD to CAD based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of $1.2246.
(2)	Equity value is not impacted by the applicable multiple. At December 31, 2008 no options were in the money.
(3)	Bonus value has been calculated using the fiscal 2008 STIP percentages for meeting target performance.

Director Compensation

The analysis conducted by 3XCD on the Corporation’s compensation program in late 2007, resulted in 3XCD recommending adjustments to the compensation for the Corporation’s Independent Directors. The report considered Board compensation of peer groups determined by companies in the industry based on 2006 fiscal year end values of revenues and market capitalization (24 companies were part of this report including Canico Resource Corp., Constellation Copper Corp, Corriente Resources Inc., Equinox Minerals Ltd., Frontera Copper Corp., Ivanhoe Mines Ltd., Minera Andes Inc., Peru Copper Inc, Skye Resources Inc., Tenke Mining Corp). The report also considered the complexity of Augusta’s business (international scope of business, financial funding) and the nature of its directors (international residency of Board members). Most companies within Augusta’s Board peer group distribute cash and equity compensation in Canadian dollars. While stock options tend to be the preferential equity delivery method some companies are moving to deferred share units delivery. Augusta’s Board cash retainer was $8,000/annum which was considerably below market (in the 25th percentile). When equity value was attached, the total cash retainer still remained well below market. Committee Chair retainers ($1,200/annum for the Audit Committee Chair and $800/annum for the Compensation Committee Chair and Nominating and Corporate Governance Committee Chair) and meeting attendance fees ($200/meeting) were also considered below market. As a result the Compensation Committee recommended and the Board approved, effective January 1, 2008, the following Board compensation which remains in effect at the date of this Management Proxy Circular:

Annual base compensation per Board member	$15,000/annum
Board meeting attendance (per meeting basis)	$600/meeting
Audit Committee Chair	$3,000/annum
Compensation Committee Chair	$2,500/annum
Nominating and Corporate Governance Committee Chair	$2,500/annum
Committee Member Compensation	$1,000/annum

The following table provides details regarding all amounts of compensation paid to each director of the Corporation that is not a NEO during the most recently completed financial year.

Director Name	Fees earned ($)	Share- based awards ($)	Option- based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Christopher Jennings	$26,700	N/A	$156,403	N/A	N/A	N/A	$183,103
Michael Steeves	$28,400	N/A	$156,403	N/A	N/A	N/A	$184,803
Robert Wares	$24,000	N/A	$156,403	N/A	N/A	N/A	$180,403
W. Durand Eppler	$29,197(1)	N/A	$156,403	N/A	N/A	25,193(2)	$210,783
Timothy Baker	$6,002(3)	N/A	$240,620	N/A	N/A	N/A	$246,622
Donald Clark(5) VP Administration	Nil	N/A	$240,621	$26,460	N/A	88,200	$355,281

(1)	Includes fee for service as the Lead Director.
(2)	Compensation paid in connection with serving as a member of the “Special Committee”.
(3)	Mr. Baker was appointed director on September 11, 2008.
(4)

The fair value of the option based awards was calculated using the following assumptions – a 5 year average expected life, a 64.83% annualized volatility and a 3.01% risk-free interest rate. The Corporation uses the Black Scholes pricing model which is the industry standard for valuing stock options.

(5)	Donald Clark does not get paid a fee for service as a director. Compensation for Mr. Clark reflect his service as VP Administration of the Corporation.

All reasonable expenses incurred by a director in attending Board meetings, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Corporation’s business or in the discharge of his duties as a director are paid by the Corporation.

Directors’ outstanding share-based awards and option-based awards

The following table sets forth, for each director of the Corporation that is not a NEO, all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financial year. During the year ending 2008 and prior years the only type of award granted to the Corporation’s Directors has been stock options.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised options(1) (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
	Unexercisable	Exercisable
Christopher Jennings	0 26,667 0 0 0	65,000 13,333 50,000 50,000 100,000	$4.25 $2.12 $2.20 $1.56 $0.10	Sep. 11, 2018 Mar. 2, 2012 May 15, 2011 Aug. 22, 2010 Mar. 28, 2010	$0 $0 $0 $0 $0	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Michael Steeves	0 26,667 0 0	65,000 13,333 50,000 50,000	$4.25 $2.12 $2.20 $1.56	Sep. 11, 2018 Mar 2, 2012 May 15, 2011 Aug. 22, 2010	$0 $0 $0 $0	N/A N/A N/A N/A	N/A N/A N/A N/A
Robert Wares	0 26,667 0 0	65,000 13,333 50,000 50,000	$4.25 $2.12 $2.20 $1.56	Sep. 11, 2018 Mar 2, 2012 May 15, 2011 Aug. 22, 2010	$0 $0 $0 $0	N/A N/A N/A N/A	N/A N/A N/A N/A
W. Durand Eppler	0 26,667 0 0	65,000 13,333 50,000 50,000	$4.25 $2.12 $2.20 $1.56	Sep. 11, 2018 Mar 2, 2012 May 15, 2011 Aug. 22, 2010	$0 $0 $0 $0	N/A N/A N/A N/A	N/A N/A N/A N/A
Timothy Baker	0	100,000	$4.25	Sep. 11, 2018	$0	N/A	N/A
Donald Clark(3) VP Administration	100,000 33,334 13,000 28,667 360,000	0 16,666 26,000 57,333 120,000	$4.25 $2.12 $2.20 $2.07 $1.56	Sep. 11, 2018 Mar. 2, 2012 May 15, 2011 Apr. 11, 2011 Mar. 28, 2010	$0 $0 $0 $0 $0	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

(1)	Options granted to Independent Directors may or may not vest immediately.
(2)	There were no options in-the-money on December 31, 2008 as the price of the Corporation’s shares on the TSX was $0.54 on December 31, 2008.
(3)	Donald Clark’s awards reflect his service as VP Administration of the Corporation.

Directors’ Incentive Plan awards – value vested or earned during the year.

The following table sets forth, for each Director that is not a NEO, the value of all incentive plan awards issued during the year ending December 31, 2008:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)(2)
Christopher Jennings	23,333	N/A	N/A
Michael Steeves	23,333	N/A	N/A
Robert Wares	23,333	N/A	N/A
W. Durand Eppler	23,333	N/A	N/A
Timothy Baker	0	N/A	N/A
Donald B. Clark(3) VP Administration	537,308	N/A	26,460(3)

(1)	Amounts have been calculated based on the difference between the market price of Augusta’s common shares on the TSX and the exercise price of the option on the vesting date.
(2)	The Corporation did not pay out non-equity incentive compensation to an Independent Director.
(3)	Don Clark’s awards reflect his service as VP Administration of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plan

The following table sets forth information as at December 31, 2008 concerning the Corporation’s Option Plan described under “Long Term Incentive Compensation – The Option Plan”:

Plan Category	Number of common shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders (Option Plan)	7,291,216(1)	$2.44	2,588,211(2)
Equity compensation plans not approved by securityholders	Nil	Nil	2,588,211

(1)	Of these 4,206,206 were exercisable at December 31, 2008.
(2)

Based on 10% of the Corporation’s issued and outstanding common shares at December 31, 2008 less options outstanding at December 31, 2008. This aggregate number of securities will be available for issue under all security based compensation plans of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that good corporate governance is important to the effective performance of the Corporation and pays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Corporation’s corporate governance practices are compared with the National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”) guidelines for effective corporate governance below. Where a company’s corporate governance system differs from the guidelines, each difference and the reason for the difference is required to be disclosed.

Board of Directors

The current Board is comprised of eight directors, five of which are Independent Directors as such term is defined in Multilateral Instrument 52-110. – Audit Committees. The Independent Directors of the Corporation are Messrs. Baker, Eppler, Jennings, Steeves and Wares. Messrs. Clark, Clausen and Warke are not independent as they form part of the Corporation’s management team in their capacities as Vice President Administration, President and CEO, and Executive Chairman respectively. Given that five of the eight directors are independent, the Board is considered to have a majority of members that are independent. In addition each of the Board’s committees, the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are comprised of Independent Directors and the Chair to each committee is also an Independent Director. To ensure the Board functions independently of management a Lead Director (Mr. W. Durand (Randy) Eppler) was appointed during 2008.

At the date of this Management Proxy Circular, some of the Corporation’s directors were directors of other reporting issuers as follows:

Donald B. Clark	Wildcat Silver Corporation and Ventana Gold Corp.
Gil Clausen	Jaguar Mining Inc.
W. Durand Eppler	Vista Gold Corp., Allied Nevada Gold Corporation and Golden Minerals Company
Michael A. Steeves	Zazu Resource Corporation, Ventana Gold Corp. and Forum Uranium Corp.
Robert P. Wares	Osisko Mining Ltd., Wildcat Silver Corporation and Bowmore Exploration Ltd.
Richard W, Warke	Wildcat Silver Corporation and Ventana Gold Corporation

The Independent Directors of the Corporation hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Compensation Committee and the Nominating and Corporate Governance Committee hold approximately two meetings per year and may hold more as required. During fiscal year ending December 31, 2008 the Compensation Committee held 5 meetings and the Nominating and Corporate Governance Committee Meeting held 2 meetings.

During fiscal 2008 the Board held 15 Board meetings. Following is the attendance record of each director for Board meetings held during fiscal 2008:

Donald B. Clark	attended 14 of 15 Board meetings
Gil Clausen	attended 15 of 15 Board meetings
W. Durand Eppler	attended 15 of 15 Board meetings
Christopher M. H. Jennings	attended 12 of 15 Board meetings
Michael A. Steeves	attended 14 of 15 Board meetings
Robert P. Wares	attended 10 of 15 Board meetings
Richard. W. Warke	attended 15 of 15 Board meetings
Tim Baker	attended 2 (appointed to the board on September 11, 2008 after which 2 Board meetings were held and attended by Mr. Baker)

Board Mandate

The Board adopted a formal written mandate on February 14, 2007 which defines its stewardship responsibilities. A copy of the Board of directors Mandate is attached hereto as Exhibit “A”.

Position Descriptions

The Board has not developed formal written position description for the Executive Chairman, the Chairman of each committee or the CEO. All members of the Board are directors of other reporting issuers and are therefore knowledgeable and experienced in their capacity as such and the role designated for them. Informal discussions occur at the Board level with respect to responsibilities of the Executive Chairman, the Chairman of each committee and the CEO.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings as applicable either by telephone conference or in person when possible.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of the Corporation’s directors the Corporation supports training or education in areas relating to their role as a director of the Corporation; the Corporation arranges visitation by directors to the Corporation’s facilities and operations; and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Nominating and Corporate Governance Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to Donald Clark the Ethics Officer, or Michael Steeves the Chairman of the Audit Committee or other designated person. A copy of the Code may be accessed under the Corporation’s profile at www.sedar.com or on the Corporations’s website at www.augustaresource.com.

The Board ensures that directors, officers and employees are familiar with the Code to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To encourage and promote a culture of ethical business conduct, the Board has adopted a Disclosure and Share Trading Policy and a Whistleblower Policy. Both of these policies are available on the Corporation’s website at www.augustaresource.com. In addition, the Board requests from management periodic reports relating to any fraud or unethical behaviour.

Nominating of Directors

The process by which the Board anticipates that it will identify new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Nominating and Corporate Governance Committee must formally review and considers the background, expertise, qualifications and skill sets, to the needs of the Corporation and recommend the appointment of the potential candidate to the Board as a whole.

All members of the Nominating and Corporate Governance committee are outside, non-management and independent directs in accordance with Corporate Governance Disclosure Rules and NYSE Amex rules. The Nominating and Corporate Governance Committee has been established by the Board to (a) identify individuals qualified to become Board members; (b) to assess and report on the effectiveness of the Board and any committees thereof; and (c) develop and recommend to the Board a set of corporate governance policies and principles applicable to the Corporation in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

Compensation

The process by which the Board determines the compensation for the Corporation’s directors and officers is through the recommendation of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Corporation’s directors and officers. The Compensation Committee is comprised entirely of Independent Directors in accordance with corporate governance rules of NI 58-101, TSX and NYSE Amex. The Compensation Committee has been established by the Board to review and recommend compensation policies and programs to the Corporation as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Other Board Committees

The Board currently has the following standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. The Board may appoint an Environment, Health and Safety Committee and an Executive Committee when appropriate. All of the existing committees are independent of management and report directly to the Board. The purpose of the Audit Committee is to assist the Board’s oversight of the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function. Further information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 25, 2009 under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Appendix I. The AIF is available under the Corporation’s profile at www.sedar.com. The purpose of the Compensation Committee and the Nominating and Corporate Governance Committee have been described above.

Assessment

The Board currently does not have a formal process in place to assess its committees and individual directors with respect to their effectiveness and contribution. This matter has been discussed among the members of the Nominating and Corporate Governance Committee and it was felt that the current size and constitution of the Board allows for informal discussions regarding contribution of each director. In addition, each individual director is significantly qualified through their current or previous professions to fulfill their duties as a Board member and serve on the designated committees. However, a formal process for evaluating the Board, its committees and individual directors may be implemented in the near future. The Executive Chairman of the Board and the CEO of the Corporation are assessed annually on the basis of objectives set out by each for their respective positions, their individual performance throughout the year and their ability to execute and meet the corporate strategy. The Executive Chairman and the CEO are assessed first by the Compensation Committee and then by the Board as a whole.

Each Board member makes an effort to fully participate in each Board meeting as is reflected by their attendance record and are canvassed for their input when making Board decisions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Corporation's past fiscal year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote upon such matters in accordance with their best judgement.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2009 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before February 12, 2010, to be considered for inclusion in the management proxy circular for the 2010 Annual Meeting of the Shareholders. It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and Management Discussion and Analysis for the financial year ended December 31, 2008. Shareholders wishing to obtain a copy of the Corporation’s financial statements and Management’s Discussion and Analysis may contact the Corporation as the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 400 – 837 West Hastings Street	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3N6

Dated as of May 11, 2009

BY ORDER OF THE BOARD OF DIRECTORS

“Gil Clausen”
GIL CLAUSEN
President and CEO